Exhibit 99.1
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Q3: Record Revenues, Up 76% Y-o-Y
Everest Poker Awarded Poker Operation of the Year
Financial Highlights for the Third Quarter 2007
•	Consolidated revenues up 76 percent year-over-year to $43.0 million; up 7 percent sequentially over Q2 of 2007.

•	Consolidated operating income grew 66 percent year-over-year to $10.0 million; essentially flat compared with Q2 of 2007.

•	Consolidated net income of $9.7 million, up 49 percent year-over-year. Sequential Q-over-Q decrease of 4 percent from Q2 2007. GAAP basic and fully-diluted earnings per share were $0.18 and $0.16, respectively.

•	Non-GAAP consolidated net income, which excludes non-cash share-based compensation expenses, of $10.2 million. Non-GAAP basic and fully-diluted earnings per share were $0.19 and $0.17, respectively, down 1 percent from Q2 of 2007. [1]
Operational Highlights
•	Everest Poker awarded Poker Operation of the Year at the 2007 eGaming Review Awards ceremony in London.

•	Online gaming software platform: Everest Poker active depositing real-money customers grows 6 percent sequentially over the second quarter of this year despite seasonal industry downturn.

•	Asian online games platform: FunTown average monthly active paying accounts up 4 percent sequentially over Q2 2007; first full quarter of consolidated results of T2CN — China’s leading online sports game operator.

[1]	Non-GAAP net income and non-GAAP basic and fully-diluted earnings per share are provided as supplements to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

TAIPEI, Taiwan, November 14, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today third-quarter revenues climbed 76 percent to $43.0 million, and operating income increased 66 percent to $10.0 million, both in comparison to the same period of last year, driven by continued strong revenue growth from its poker software business in Continental Europe and growing contributions from its online games business in Asia.
Net income was $9.7 million, up 49 percent year-over-year and down 4 percent sequentially over the second quarter of this year, with the year-over-year increase due to growing profits in the core poker software and Asian online game businesses, and the quarterly sequential decrease due to declining profits in the legacy broadband ISP business. Third-quarter 2007 non-GAAP basic and diluted earnings per share were $0.19 and $0.17, respectively, which excludes non-cash share-based compensation expenses.
During the third quarter, Everest Poker received one of the online gaming industry’s top honors, winning the Poker Operation of the Year award at the 2007 eGaming Review Awards ceremony in London. The award ceremony also saw Everest Poker winning in the Hot Shot Operator of the Year category. Together, the awards highlight the quality, strength and incredible growth of Everest Poker, which in just two years has become a favorite site of players worldwide.
“Third-quarter results were strong, with no decline in our poker business despite the seasonal downturn,” stated GigaMedia President Thomas Hui. “In addition, we made substantial investments in the third quarter to drive strong growth for the rest of 2007 and through 2008.”
“Over the next few quarters, we plan to add several top-tier games to our platforms and expand our strategic partnerships — key steps to driving even stronger growth,” stated GigaMedia CEO Arthur Wang. “We continue to execute well and are confident that we are building a dominant online entertainment platform.”

Consolidated Financial Results
GigaMedia’s third-quarter 2007 consolidated results reflect for the first time a full quarter of contributions from T2CN, operator of China’s most popular online sports game. GigaMedia increased its total equity ownership of T2CN to approximately 58 percent in July 2007 and began to consolidate T2CN financial results with those of the Company in June 2007. See “Asian Online Games Business” for additional details regarding the financial results of T2CN.

	GIGAMEDIA 3Q07 CONSOLIDATED FINANCIAL RESULTS
(unaudited, in US$ thousands)	3Q07	3Q06	Change (%)	3Q07	2Q07	Change (%)
Revenues (A)	43,021	24,420	76	43,021	40,063	7
Gross Profit	33,190	18,437	80	33,190	31,798	4
Operating Income	10,035	6,044	66	10,035	10,091	-1
GAAP Net Income	9,695	6,512	49	9,695	10,078	-4
GAAP Net Income Per Share, Diluted	0.16	0.11	49	0.16	0.17	-4
Non-GAAP Net Income (B)	10,236	6,558	56	10,236	10,332	-1
Non-GAAP Net Income Per Share, Diluted (B)	0.17	0.11	57	0.17	0.17	-1
EBITDA (C)	11,246	8,009	40	11,246	11,326	-1
Cash, Cash Equivalents and Marketable Securities-Current	71,982	35,111	105	71,982	72,373	-1

(A)	Revenue figures differ from those contained in previously released financial results due to reclassifications of certain costs in our Asian online games business. (See, “About the Numbers in This Release — Quarterly figures.”)

(B)	Non-GAAP net income and non-GAAP net income per share exclude non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures” for more details.)

Consolidated revenues for the third quarter increased 76 percent to $43.0 million from $24.4 million in the same period in 2006, and grew 7 percent from $40.1 million for the second quarter of 2007. Organic growth in both our gaming software business and our Asian online games business were key factors driving the year-over-year improvement, as well as consolidation of T2CN. The sequential quarterly improvement was largely due to consolidation of the first full quarter of contributions from T2CN.
Consolidated gross profit for the third quarter increased 80 percent to $33.2 million from $18.4 million in 2006 and increased 4 percent quarter-over-quarter from $31.8 million, reflecting the revenue increases in our gaming software and Asian online games businesses during the periods. Consolidated gross profit margin grew to 77.1 percent in the third quarter from 75.5 percent in 2006 as a result of decreased relative contributions from our lower margin, non-core broadband ISP business and declined from 79.4 percent in the second quarter, reflecting a sequential increase in game licensing and royalty costs in our Asian online games business.
Consolidated operating income for the third quarter grew 66 percent year-over-year to $10.0 million from $6.0 million in 2006 and was essentially flat compared with $10.1 million in the second quarter.
Driving the year-over-year increase in consolidated operating income were sharply increased revenues in our gaming software business and significantly increased top-line contributions from our Asian online game business, moderated by a decline in our consolidated operating margin to 23.3 percent from 24.7 percent a year ago. The year-over-year decrease in our consolidated operating margin was largely due to the declines in the operating margins of our Asian online games business and our legacy broadband ISP business, which more than offset margin expansion in our gaming software business during the period.
Quarter-over-quarter results in consolidated operating income reflected a decline in our consolidated operating margin, which offset revenue growth during the period. The quarter-over-quarter decrease in our consolidated operating margin was largely due to an increase in selling and marketing expenses in our Asian online games business during the period.
Consolidated net income for the quarter reached $9.7 million, up 49 percent year-over-year and down 4 percent from the previous quarter. The year-over-year increase in consolidated net income was attributable to the aforementioned factors impacting consolidated operating income. The quarter-over-quarter decrease in consolidated net income was primarily due to a quarterly sequential decline in the net income of our legacy broadband ISP business. Third-quarter consolidated net income included non-operating income recorded during the period consisting of gains from

T2CN’s cancellation of certain warrant liabilities and from the termination of a game licensing agreement. Collectively, such non-operating income had a positive impact on our consolidated net income of approximately $880 thousand.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)
Non-GAAP consolidated operating income, non-GAAP consolidated net income, and non-GAAP basic and fully-diluted earnings per share all exclude non-cash share-based compensation charges. Third-quarter non-cash share-based compensation charges were $574 thousand, up from $288 thousand in the second quarter.
Non-GAAP consolidated operating income was $10.6 million in the third quarter of 2007, up 74 percent year-over-year and up 2 percent quarter-over-quarter. Non-GAAP consolidated net income in the third quarter was $10.2 million, representing an increase of 56 percent over the same period last year and almost flat compared with the second quarter of 2007. Non-GAAP basic earnings per share were $0.19, a 50 percent increase from 2006 and a decrease of 2 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share were $0.17, a 57 percent increase from the same period last year almost flat compared with the second quarter.
Consolidated EBITDA for the third quarter of 2007 was $11.2 million, up 40 percent from the corresponding period in 2006, and comparable with second-quarter 2007 results. Operating cash flow for the third quarter of 2007 was $12.2 million. Capital expenditure totaled $2.7 million for the third quarter of 2007.
GigaMedia continued to maintain a strong balance sheet. At the end of the third quarter of 2007, cash, cash equivalents and marketable securities-current totaled $72.0 million, almost flat versus $72.4 million at the end of the second quarter of 2007. During the third quarter, GigaMedia made cash payments for the acquisition of T2CN of approximately $11.4 million, consisting of a final payment for our initial acquisition of common shares of T2CN in the first quarter of 2007 and an acquisition of additional shares of T2CN in the third quarter. Total loans amounted to $24.5 million at the end of the third quarter of 2007.

Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging Continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China. A third segment, other businesses, consists of our legacy ISP operations in Taiwan.
Gaming Software Business

(unaudited, in US$ thousands)	3Q07	3Q06	Change (%)	3Q07	2Q07	Change (%)
Revenues	29,300	14,726	99	29,300	29,221	0
Gross Profit	25,170	12,593	100	25,170	25,171	0
Operating Income	9,533	4,655	105	9,533	9,652	-1
Net Income Before Minority Interests	9,488	4,553	108	9,488	9,386	1
Net Income	9,130	4,537	101	9,130	9,216	-1
EBITDA	9,483	4,982	90	9,483	9,432	1
The gaming software business delivered strong results in the third quarter despite the negative impact of seasonality during the period. Led by our poker software business, revenue and net income doubled year-over-year as strong organic growth continued.
Third-quarter revenues in the gaming software business increased 99 percent year-over-year to a record $29.3 million from $14.7 million and were flat compared with $29.2 million in the previous period, with the quarterly sequential performance reflecting the traditional impact of seasonality on the business.
GigaMedia’s revenues from the entertainment software business derived from providing poker and casino software and services to our master licensee were $13.0 million during the third quarter of 2007. This represented an increase of 72 percent from $7.6 million in 2006 and a 2 percent increase from the second quarter of 2007, which totaled $12.7 million. Such revenues are eliminated in consolidation.
Driving this performance were record revenues in our poker software business as a result of continued strong growth in real-money players on Everest Poker. Our casino software business also grew at a healthy rate year-over-year.
Our poker software business continued to deliver strong results. Third-quarter revenues in our poker software vertical were $22.0 million, up 163 percent from the same year-ago period and up 1 percent from the previous quarter. Slow sequential quarterly revenue growth was largely related to seasonality. Poker software represented 75 percent of the business unit’s total third-quarter 2007 revenues. Approximately 163,000 active depositing real-money customers played on our poker platform during the third quarter, up 6 percent from the previous quarter. During the quarter, approximately 51,000 new depositing real-money poker players were added, down 6 percent quarter-over-quarter.
During the quarter, we continued to improve and strengthen the platform for Everest Poker, upgrading our internal systems, rolling out a new lobby for players with improved functionalities, and launching a new marketing engine to assist affiliates. Complementing this, Everest Poker continued to build brand awareness through a variety of online and offline marketing initiatives, including mass media advertising in several key markets in Continental Europe and several poker tournaments. Everest Poker tournament activities in the period included conclusion of the Japan Cup, continuation of Avalanche and the Everest Poker European Cup, and several satellite events.
Everest Poker also secured the nationwide sponsorship of the Italian Amateur Soccer League, a popular soccer league with player clubs and teams across Italy.
Our casino software business continued to deliver strong profitability in the third quarter. Revenues in our casino gaming software vertical were $7.3 million during the period. This represented a 14 percent increase from the same quarter in 2006 and a 2 percent improvement from the second quarter. The launch of new games and growth in cross-vertical players coming from Everest Poker were key factors driving the period increases in revenues. Softness in sequential quarterly revenue growth was related to seasonality.
Third-quarter gross profit grew 100 percent to $25.2 million from $12.6 million in 2006 and was flat versus $25.2 million in the second quarter, reflecting strong revenue growth over the year period and a traditional seasonal downturn of the industry during the third quarter resulting in flat revenues. Gross profit margin remained stable at 85.9 percent versus 85.5 percent in 2006 and 86.1 percent in the preceding quarter.
Total third-quarter selling and marketing expenses were $11.4 million, up 107 percent from $5.5 million in 2006 and down 1 percent quarter-over-

quarter from $11.5 million, with the year period increase reflecting increases in mass media promotions and payments to marketing affiliates as a result of strong revenue growth.
Third-quarter operating income grew 105 percent to $9.5 million from $4.7 million in 2006 and was down 1 percent from $9.7 million in the second quarter, reflecting strong revenue growth and operating margin expansion during the year, and the negative impact of seasonality in the third quarter. Third-quarter operating margin grew to 32.5 percent from 31.6 percent in 2006, reflecting the increased scale of the business, and decreased slightly compared to the previous quarter.
Third-quarter net income rose 101 percent to $9.1 million from $4.5 million in 2006 and decreased 1 percent from $9.2 million in the second quarter. Third-quarter EBITDA increased 90 percent year-over-year and grew 1 percent from the second quarter of 2007 to $9.5 million from $9.4 million. Capital expenditure totaled approximately $1.4 million for the third quarter.
Asian Online Games Business

(unaudited, in US$ thousands)	3Q07	3Q06	Change (%)	3Q07	2Q07	Change (%)
Revenues	10,028	4,525	122	10,028	7,192	39
Gross Profit	6,920	3,547	95	6,920	5,577	24
Operating Income	2,341	1,207	94	2,341	2,310	1
Net Income Before Minority Interests	3,818	NA	NA	3,818	2,288	67
Net Income	2,592	1,224	112	2,592	2,272	14
EBITDA	3,246	1,643	98	3,246	2,745	18
During the third quarter, we continued to build out our leading online game platforms in China and Taiwan, integrate systems, add talent and aggressively pursue game licensing opportunities.
Our game pipeline continues to strengthen, benefiting from our strong strategic positioning. We expect to launch Hellgate: London in the second to third quarter of 2008 and Holic in the second half of 2008.
Third-quarter revenues in the Asian online games business increased by 122 percent year-over-year to $10.0 million from $4.5 million and by 39 percent quarter-over-quarter from $7.2 million. Key factors driving the year-over-year improvement were strong growth in FunTown and consolidation of T2CN. The sequential quarterly revenue increase was largely due to consolidation in the third quarter of the first full quarter of contributions from T2CN.
Third-quarter revenues from FunTown grew 36 percent to $6.2 million from $4.5 million in 2006 and by 2 percent from $6.0 million in the previous quarter, driven largely by strong contributions from our advanced casual game Tales Runner. FunTown represented 61 percent of the business unit’s total third-quarter revenues. Average monthly active paying accounts were approximately 121,000 during the third quarter, up 4 percent from the second quarter, and average monthly revenue per active paying account was $16.92 during the period, down 2 percent quarter-over-quarter. Peak concurrent users were approximately 51,000, an increase of 12 percent from the second quarter.
Our China game platform T2CN also made solid contributions in the third quarter. Total net revenues for T2CN in the period were $3.9 million, up 11 percent from $3.5 million in the second quarter as a result of increased advertising revenue. Average monthly active paying accounts were approximately 359,000 during the third quarter, up 1 percent from the second quarter, and average monthly revenue per active paying account was $3.18 during the period, flat quarter-over-quarter. Peak concurrent users of T2CN’s popular online basketball game, FreeStyle, were approximately 122,000, a decrease of 17 percent from the second quarter, with the variation largely due to high player numbers achieved in the second quarter during the national Labor Day holiday.
Third-quarter gross profit grew 95 percent to $6.9 million from $3.5 million in 2006 and by 24 percent sequentially from $5.6 million, reflecting strong revenue growth in FunTown during 2007 and the first full quarter of contributions from T2CN. Gross profit margin decreased to 69.0 percent from 78.4 percent in 2006 and from 77.6 percent in the preceding quarter, with the year-over-year and quarterly sequential declines primarily reflecting an increase in revenue contributions from licensed games that have lower margins than self-developed games.
Total selling and marketing expenses in the third quarter grew 107 percent to $2.9 million from $1.4 million in 2006 and by 82 percent from the previous quarter. The year-over-year and quarterly sequential increases were largely due to kick-off of a major mass media marketing campaign surrounding FunTown’s game products and services during the third quarter this year, as well as consolidation of T2CN and overall increased headcount and personnel expenses related to expansion of the Asian online games business.
Third-quarter operating income increased 94 percent to $2.3 million from

$1.2 million in 2006 and by 1 percent quarter-over-quarter. The year-over-year increase was due to significant growth in FunTown revenues and the consolidation of T2CN financials during the period. Quarter-over-quarter results reflected revenue growth related to consolidation of T2CN as well as a reversal of certain research and development expenses resulting from the termination of a game licensing agreement, partially offset by an operating margin decline resulting from the aforementioned increase in selling and marketing expenses. Third-quarter operating margin decreased to 23.3 percent from 26.7 percent in 2006 and from 32.1 percent in the previous quarter reflecting increases in selling and marketing expenses and in revenue contributions from licensed games.
Third-quarter net income increased 112 percent to $2.6 million from $1.2 million in 2006 and by 14 percent sequentially from $2.3 million in the second quarter. Third-quarter net income benefited from non-operating income recorded during the period consisting of gains from T2CN’s cancellation of certain warrant liabilities and from the termination of a game licensing agreement. Collectively, such non-operating income had a positive impact on our consolidated net income of approximately $880 thousand.
Third-quarter EBITDA increased 98 percent year-over-year and by 18 percent from the second quarter of 2007 to $3.2 million from $2.7 million. Capital expenditure totaled approximately $1.0 million for the third quarter.
Other Businesses — Broadband ISP Business

(unaudited, in US$ thousands)	3Q07	3Q06	Change (%)	3Q07	2Q07	Change (%)
Revenues	3,705	5,217	-29	3,705	3,658	1
Gross Profit	1,142	2,297	-50	1,142	1,064	7
Operating Income	24	1,358	-98	24	142	-83
Net Income (Loss)	6	1,224	-100	6	540	-99
EBITDA	401	1,897	-79	401	1,040	-61
In the third quarter of 2007, revenues in the corporate broadband ISP business were $1.8 million. Revenues during the period increased 4 percent year-over-year and 2 percent quarter-over-quarter, with the year-period increase due to slight increases in the number of corporate lines serviced and average revenue per customer, and the sequential quarterly growth due to an increase in corporate customers.
Third-quarter revenues in the consumer broadband ISP business were $1.9 million, a 46 percent decrease compared to the same period last year and flat quarter-over-quarter. The year-on-year variation was primarily due to the sale of the ADSL business in May 2006 and the decrease in fees derived from bandwidth, consulting and support services in the third quarter of 2007 related to such sale.
Operating income decreased 98 percent year-over-year and decreased 83 percent quarter-over-quarter. The year-over-year decrease was primarily due to the sale of our ADSL business. The sequential quarterly decrease was mainly a result of increased general and administrative expenses during the third quarter.
Net income in the third quarter of 2007 was $6 thousand as compared to $1.2 million in 2006 and $540 thousand in the previous quarter. The year-over-year and quarterly sequential decreases were related to the aforementioned factors impacting operating income. The sequential quarterly variation was also due to a one-time gain of approximately $500 thousand recorded during the second quarter of 2007.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of November 14, 2007. Given potential changes in economic conditions and consumer spending, the evolving nature of online entertainment software, online games and broadband ISP services, and various other risk factors, including those discussed in the Company’s 2006 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. In the fourth quarter of 2007, we expect continued strong performance in our gaming software business driven by increased tournament and marketing activities and a traditional upturn in online gaming during the fall and winter seasons, partially offset by increased competition in our markets. In October, average net daily revenue was up approximately 15 percent over that achieved in the third quarter.
Asian online games business. We expect continued revenue growth in the fourth quarter resulting from investments in the third quarter in marketing and scheduled new game launches in the fourth quarter.
Broadband ISP business. We expect revenues in our legacy broadband ISP business to continue to decline in the fourth quarter in line with plans. We have retained financial advisors to assist with planned disposal of this legacy business unit and remain in discussions with identified buyers concerning potential sale of the business.

Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, we use the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
We believe these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. We believe that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and fully-diluted earnings per share excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in our business. A limitation of using EBITDA is that it does not include all items that impact our net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Beginning in the fourth quarter of 2006, we have reclassified certain processing costs in our Asian online games business such that revenues that are generated through electronic payment channels are presented on a gross basis, as opposed to a net of processing costs basis applied in our previous quarterly results in 2006. We have recast all financial results of our Asian online games business and our consolidated financials presented herein to reflect this reclassification. The reclassification has had no impact on the operating income or net income of our Asian online games business and our consolidated financials.
Consolidated financial results for the third quarter of 2007 benefited from GigaMedia’s investment in T2CN. GigaMedia increased its total equity ownership of T2CN to approximately 58 percent in July 2007 and began to consolidate T2CN financial results with those of the Company in June 2007. As a result, consolidated financial results for the third quarter of 2007 may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of certain of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.
Conference Call and Webcast
GigaMedia will hold a conference call at 9 p.m. Taipei/Hong Kong Time on November 14, 2007, which is 8 a.m. Eastern Daylight Time on November 14, 2007 in the United States, to discuss the Company’s third-quarter performance. Individual investors can listen to a webcast of the call at http://www.gigamedia.com.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2007	6/30/2007	9/30/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Software licensing & online entertainment revenues	29,299,559	29,220,597	14,726,154
Online game revenues	10,027,562	7,191,863	4,524,993
Internet access and service revenues	3,689,449	3,646,204	5,162,368
Other revenues	4,365	4,725	6,863

Total operating revenues	43,020,935	40,063,389	24,420,378
Operating costs
Cost of software licensing & online entertainment revenues	4,129,266	4,050,000	2,133,492
Cost of online game revenues (includes share-based compensation expenses under SFAS 123(R) of $56,592, $3,372, and $0, respectively)	3,137,993	1,622,142	930,483
Cost of Internet access and service revenues (includes share-based compensation expenses under SFAS 123(R) of $892, $906, and $4,949, respectively)	2,515,366	2,519,135	2,862,173
Cost of other revenues	48,548	73,920	57,661

Total operating costs	9,831,173	8,265,197	5,983,809

Gross profit	33,189,762	31,798,192	18,436,569
Operating expenses
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $73,437, $62,804, and $11,362, respectively)	1,441,986	1,881,345	1,453,366
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $67,537, $37,951, and $16,805, respectively)	14,964,237	13,829,089	7,477,582
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $376,034, $182,795, and $13,507, respectively)	6,630,458	5,858,573	3,247,479
Bad debt expenses	118,048	138,385	214,523

Total operating expenses	23,154,729	21,707,392	12,392,950

Income from operations	10,035,033	10,090,800	6,043,619

Non-operating income (expense)
Interest income	442,143	325,633	138,624
Foreign exchange gain (loss) — net	(209,034)	(200,552)	(8,570)
Gain on sales of marketable securities	18,428	81,817	26,555
Gain (loss) on disposal of property, plant & eqpmt.	(56,044)	(12,260)	(9,074)
Interest expense	(184,744)	(152,883)	(112,635)
Equity investment loss	(204,530)	(29,441)	0
Other non-operating income	1,727,000	497,621	618,870

Non-operating income	1,533,219	509,935	653,770
Income tax expense	290,580	336,226	169,289
Minority interest income (loss)	1,582,712	186,855	16,410

Income from continuing operations	9,694,960	10,077,654	6,511,690
Income from discontinued operations (including gain on disposal)	0	0	0

Net income	9,694,960	10,077,654	6,511,690

Earnings per share
Basic:
Income from continuing operations	0.18	0.19	0.13

Income from discontinued operations	0.00	0.00	0.00

	0.18	0.19	0.13

Fully-diluted:
Income from continuing operations	0.16	0.17	0.11
Income from discontinued operations	0.00	0.00	0.00

	0.16	0.17	0.11

Weighted average shares outstanding
Basic	53,087,556	52,773,728	51,027,013

Fully-diluted	59,926,553	59,963,289	60,430,120

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	9/30/2007	6/30/2007	9/30/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	59,402,276	61,108,967	16,713,010
Marketable securities — current	12,579,342	11,264,342	18,398,098
Notes and accounts receivable — net	19,174,838	18,804,249	17,726,816
Inventories — net	249,700	151,077	95,904
Prepaid expenses	10,684,323	5,588,145	1,480,578
Restricted cash	3,910,581	3,864,428	2,657,492
Other current assets	5,360,865	7,280,522	7,715,166

Total current assets	111,361,925	108,061,730	64,787,064

Marketable securities — noncurrent	15,124,076	15,126,122	15,000,000
Property, plant & equipment — net	11,760,400	11,283,444	9,968,996
Goodwill	86,358,425	78,046,461	50,645,511
Intangible assets — net	24,921,992	25,965,580	22,679,009
Other assets	8,365,759	8,032,599	2,535,856

Total assets	257,892,577	246,515,936	165,616,436

Liabilities & shareholders’ equity
Short-term loans	24,524,332	24,344,370	12,658,610
Notes and accounts payable	1,857,950	4,667,369	1,828,776
Accrued compensation	5,124,108	3,607,858	2,804,077
Accrued expenses	9,199,039	9,602,689	4,621,466
Other current liabilities	35,778,038	39,796,175	17,879,047

Total current liabilities	76,483,467	82,018,461	39,791,976
Other liabilities	1,501,020	2,648,022	2,299,490

Total liabilities	77,984,487	84,666,483	42,091,466
Minority interests	12,641,805	4,941,254	777,458
Shareholders’ equity	167,266,285	156,908,199	122,747,512

Total liabilities & shareholders’ equity	257,892,577	246,515,936	165,616,436

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2007	6/30/2007	9/30/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Income from operations
GAAP result	10,035,033	10,090,800	6,043,619
Adjustment: share-based compensation	574,492	287,828	46,623

Non-GAAP result	10,609,525	10,378,628	6,090,242

Net income
GAAP result	9,694,960	10,077,654	6,511,690
Adjustment: share-based compensation	541,297	254,033	46,623

Non-GAAP result	10,236,257	10,331,687	6,558,313

Basic earnings per share
GAAP result	0.18	0.19	0.13
Adjustment: share-based compensation	0.01	0.01	0.00

Non-GAAP result	0.19	0.20	0.13

Fully-diluted earnings per share
GAAP result	0.16	0.17	0.11
Adjustment: share-based compensation	0.01	0.00	0.00

Non-GAAP result	0.17	0.17	0.11

Reconciliation of Net Income to EBITDA

Net income	9,694,960	10,077,654	6,511,690
Depreciation	610,870	574,639	625,544
Amortization	842,158	725,062	726,113
Interest (income) expense	(166,064)	(325,917)	(657)
Tax	264,330	274,640	146,321

EBITDA	11,246,254	11,326,078	8,009,011